As filed with the Securities and Exchange Commission on June 23, 2004

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DECORIZE, INC.
(Name of small business issuer in its charter)

Delaware	5020	43-1931810

(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1938 East Phelps
Springfield, Missouri 65802
(417) 879-3326

(Address and telephone number of principal executive offices and principal place of business)

Steve Crowder, President and Chief Executive Officer
1938 East Phelps
Springfield, Missouri 65802
(417) 879-3326

(Name, address and telephone number of agent for service)

Copy to:
Lance M. Hardenburg
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
(214) 953-0053

Approximate date of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [    ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check this box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [    ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. [    ]

CALCULATION OF REGISTRATION FEE

	Amount	Proposed	Proposed Maximum	Amount of
Title of Each Class of	to be	Maximum Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Share(1)	Offering Price (1)	Fee(2)

Common Stock, $.001 par value	500,000	$0.84	$420,000	$53.21

(1)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to the provisions of Rule 457(c), based upon the average of the high and low trading prices reported on the American Stock Exchange on June 21, 2004.

(2)	Calculated by multiplying the maximum aggregate offering price by 0.0001267.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE: Upon effectiveness, this registration statement shall act as a post-effective amendment to the Registration Statement on Form S-3 (File No. 333-113356), in accordance with Rule 429.

PROSPECTUS

DECORIZE, INC.

Common Stock, $.001 par

value 5,863,242 Shares

      The selling stockholders named in this prospectus may use this prospectus to offer and sell up to 5,863,242 shares of our common stock from time to time, including 2,202,745 shares that are currently outstanding, 2,950,000 shares that are issuable to the selling stockholders upon exercise of outstanding warrants, and 710,497 shares that are issuable to the selling stockholders upon the conversion of outstanding convertible securities. The selling stockholders will receive all the proceeds from the sale of the offered shares. See "Selling Stockholders" on page 8 of this prospectus.

      Our common stock is traded on the American Stock Exchange under the symbol "DCZ". The last reported sales price of the common stock on the American Stock Exchange on June 21, 2004, was $0.88 per share.

      The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

     Decorize, Inc. is a Delaware corporation. Our principal executive offices are located at 1938 E. Phelps, Springfield, Missouri, 65802 and our phone number is (417) 879-3326. In this prospectus, references to "Decorize," "we," "us" and "our" refer to Decorize, Inc. and its subsidiaries.

__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
__________________________

The date of this prospectus is June ___, 2004.

TABLE OF CONTENTS

Prospectus Summary	1

Our Company	1

Terms of the Offering	1

Risk Factors	2

Cautionary Statement ConcerningForward-Looking Statements	7

Use of Proceeds	7

Determination of Offering Price	8

Selling Stockholders	8

Plan of Distribution	9

Incorporation of Certain Informationby Reference	10

Legal Matters	10

Experts	10

Other Available Information	10

-i-

PROSPECTUS SUMMARY

      Investors should pay particular attention to the information regarding investment risks related to Decorize and this offering of its common stock that are included in the section entitled "Risk Factors" on page 2 of this prospectus.

Our Company

      Decorize is a home furnishings and accents company that was founded in March 2000 and became a publicly-traded company in July 2001 through a reverse merger with Guidelocator, Inc., a development stage company that was formed to provide an internet database containing information on fishing guides around the world. The merger has been accounted for as a recapitalization of Decorate, Inc., a predecessor to Decorize. We did not pursue any fishing guide related business after the merger, and our company has focused on the sale of furniture and home décor products to national and local retailers and individual interior decorators since that time. More than 80% of the products sold during our most recent fiscal quarter were manufactured for us by suppliers located in the Far East. Shares of Decorize common stock traded on the over-the-counter market until Decorize's common stock became listed for trading on the American Stock Exchange in March 2002.

     Our home furnishings business operates as a "source to business" supplier, which is designed to serve both large and small United States retail customers. We ship the majority of our products directly from overseas manufacturers to our retail customers, and we are not aware of any competitors to Decorize that have adopted our model. We believe that product value, item uniqueness, product selection and delivery options are the primary factors that influence our customers' purchasing decisions. Decorize's objective in evaluating our shipping methods, pricing, product offerings and other aspects of our business model has been to determine how to enable Decorize to surpass the offerings of industry competitors with respect to these major factors. We are continuing to transition manufacturing that is done for or by Decorize in the United States to our suppliers in the Far East.

     Decorize operates as one business unit with three brands: decorize.com, GuildMaster and Faith Walk Designs. We acquired GuildMaster in June 2001, and completed the acquisition of Faith Walk in July 2001. Each of our brands operated as a separate company prior to being acquired by Decorize.

Terms of the Offering

Common stock offered by
our selling stockholders	5,863,242 shares

Common stock to be
outstanding after the offering	16,872,232 shares (assumes all warrants and convertible securities are exercised and that all shares offered are sold)

Use of Proceeds	We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

American Stock Exchange symbol	DCZ

RISK FACTORS

     The value of our business and an investment in our common stock is subject to the significant risks inherent in our business. Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus. If any of the events described below actually occur, our profitability may decline or we may incur losses, which in turn could cause the price of our common stock to decline, perhaps significantly.

Risks Related To Our Company

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

     The concept for Decorize's business model was developed in 2000. The acquisitions of our two operating subsidiaries were completed in June 2001 and July 2001, respectively. Even though these two operating subsidiaries have operated independently for some time, we have a limited operating history in our current combined form, which makes it difficult to evaluate our business on the basis of historical operations. Also, our largest brand, decorize.com, which accounted for approximately 58% of our sales in fiscal 2003, has only been operational since April 2000. As a consequence, our past results may not be indicative of future results. Although this is true for any business, it is particularly true for us because of our limited operating history. Reliance on historical results may hinder our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. For example, if we overestimate our future sales for a particular period or periods based on our historical growth rate, we may increase our overhead and other operating expenses to a greater degree than we would have if we correctly anticipated the lower sales level for that period and reduced our controllable expenses accordingly. If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

We have incurred losses historically, and we may not be able to attain or maintain profitability.

     We incurred a net loss of $1.2 million for the fiscal year ended June 30, 2003, and a net loss of $3.5 million for the nine months ended March 31, 2004. Although our level of revenues have increased significantly from the levels experienced during fiscal 2002, our operating expenses have also increased, and a recent increase in cost of sales, combined with decreases in our revenues during the first three quarters of fiscal 2004, has caused our operating margins to decrease further. We cannot assure that we can reduce or eliminate our operating losses in the future, even if sales increase from their current levels. We will need to grow and expand our business while controlling costs to achieve and maintain profitability in the future. If our operating losses continue on a long-term basis, our stock price may decline, perhaps significantly, and could result in a loss of the value of your investment.

Our customers have no obligation to purchase from us, which may result in sudden declines in sales.

     Our customer mix currently consists of approximately twelve large retailers, and more than a thousand small retailers, designers and decorators. We do not have supply agreements or other volume commitments that are binding on our customers, and our sales originate solely from individual purchase orders that we negotiate with our individual customers. As a consequence, our customers are not obligated to purchase any amount of our products and they may choose to stop or decrease their level of product purchases from us at any time, without giving us prior notice. This could cause our sales to fluctuate, and we could experience a sudden and unexpected decline in sales. We could experience unexpected operational losses if our customer sales were to decline significantly without notice. Furthermore, our revenue projections are subject to greater uncertainty than if we had volume commitments from one or more of our largest customers. Although our top five customers in fiscal year 2003 accounted for approximately 59% of our revenues in that year, we cannot assure you that these customers, or any of our customers, will continue to purchase our products in significant volume, or at all.

We are implementing a strategy to grow and expand our business, which is expensive and may not generate increases in our revenues.

     We intend to expand our business, and we are incurring expenses associated with our growth and expansion. Although we recently raised funds through private offerings to implement our growth strategy, these funds may not be adequate to offset all of the expenses we incur in expanding our business. As part of our growth strategy, we have expanded our technology infrastructure by installing new telephone and information systems at a cost in excess of $150,000. In addition, during the last fiscal year we hired additional personnel in the United States and overseas, which caused our operating expenses to increase. We intend to hire additional employees overseas and to continue upgrading our technological infrastructure to improve quality and cost controls, operating efficiency, and customer service capabilities. We will need to generate greater revenues to offset expenses associated with our growth, and we may be unsuccessful in achieving greater revenues, despite our attempts to grow our business. If our growth strategies do not result in increased revenues, we may have to abandon our plans for further growth or even reduce the current size of our operations.

We may need to raise additional funds, and these funds may not be available when we need them.

     Based on our current plans, we are adjusting our operating expenses so that cash generated from operations and from working capital financing and other short term financing will be sufficient in the foreseeable future to fund our operations at our currently forecasted levels. However, if we are unable to do so, or if our cash flow falls below forecasted levels, we will need to raise additional funds. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services and products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. There can be no assurance that additional financing will be available when needed on favorable terms, or at all. If these funds are not available when we need them, then we may need to change our business strategy and reduce our rate of growth.

We must effectively manage the growth of our operations, or we may outgrow our current infrastructure.

     During the period from June 1, 2001 to March 31, 2004, our total number of employees increased from 7 to 131, including 91 employees in Asia. We experienced high sales growth in fiscal year 2002, which at times exceeded the capacity of our infrastructure and resulted in a backlog of customer orders. We were able to resolve those capacity issues by hiring additional personnel and upgrading our technology infrastructure, and we will continue pursuing additional sales growth for our company. If we expand too quickly, or if our infrastructure does not improve rapidly enough, our customer orders could again outpace our ability to meet our customers' needs, which could force us to delay or reduce customer orders. Expanding our infrastructure will be expensive, and will require us to train our workforce, and improve our financial and managerial controls to keep pace with the growth of our operations.

We may engage in acquisitions, which will consume resources and may be unsuccessful or unprofitable.

     We may explore the possibility of acquiring other businesses; however, acquisitions are not always successful or profitable. Any future acquisitions could expose us to risks, including risks associated with assimilating new operations, technologies and personnel; diversion of resources from our existing businesses; inability to generate revenues sufficient to offset associated acquisition costs; and risks associated with the maintenance of uniform standards, controls, procedures and policies. Acquisitions may also result in additional expenses from amortizing acquired intangible assets. If we attempt an acquisition and are unsuccessful in its completion, we will likely incur significant expenses without any benefit to our company. If we are successful in completing an acquisition, the risks and other problems we face may ultimately make the acquisition unprofitable. Failed acquisition transactions and underperforming completed acquisitions would burden us with significant costs without any corresponding benefits to us, which could cause our stock price to decrease, perhaps significantly.

We face substantial competition from numerous sources, many of which have access to better resources.

     Competition in the wholesale market for home furnishings is intense. We compete with a diverse group of wholesalers ranging from internet businesses to traditional brick-and-mortar companies, many of which have greater resources than Decorize. We believe that barriers to entry in the wholesale furniture and home furnishings market are not significant and start-up costs are relatively low, so our competition may increase in the future. Our belief that there are minimal barriers to entry is based on our observation that operations such as Decorize's do not require the wholesalers to own warehouses, showrooms and factories to operate, which we think is because (i) our direct ship business model can be operated with minimal warehousing needs and costs, which are significantly less than traditional models, (ii) wholesale product orders can be placed after receipt of customer orders, in order to further reduce warehousing needs, (iii) samples can be shown to customers at little or no cost, without the necessity of showroom space for actual product, (iv) if a competitor wants showroom space, it is typically available for lease at competitive rates in most United States markets, and (v) all manufacturing can be done by third party suppliers, so there is no need to own or lease a manufacturing facility. New competitors may be able to launch new businesses similar to ours, and current competitors may replicate our business model, at a relatively low cost. If wholesalers with significantly greater resources than Decorize decide to replicate our business model, they may be able to quickly gain recognition and acceptance of their business methods and products through marketing and promotion. We may not have the resources to compete effectively with current or future competitors. If we are unable to effectively compete, we will lose sales to our competitors and our revenues will decline.

Our directors have the ability to significantly influence any matters to be decided by the stockholders, which may prevent or delay a change in control of our company.

     The current members of our board of directors beneficially own, in the aggregate, approximately 34.7% of our common stock, on a fully diluted basis. Our directors will continue to own a significant portion of the common stock after completion of the offering by the selling stockholders. As a result, if they choose to vote in concert, our directors are collectively able to significantly influence the outcome of any corporate matters submitted to our stockholders for approval, including any transaction that might cause a change in control, such as a merger or acquisition.

Because we do not manufacture or warehouse most of our products in the United States, a disruption in the delivery of imported products may have a greater effect on us than on our competitors.

      We primarily import products that we have purchased or had manufactured for us overseas. Merchandise imported directly from these overseas manufacturers currently accounts for approximately 92% of our total purchases. Because we import the majority of our products and deliver them directly to our customers, we believe that disruptions in shipping deliveries may have a greater effect on us than on competitors who manufacture or warehouse products in the United States. Deliveries of our products may be disrupted through factors such as:

  raw material shortages, work stoppages, strikes and political unrest;
  problems with ocean shipping, including work stoppages and shipping container shortages;
  increased inspections of import shipments or other factors causing delays in shipments; and
  economic crises, international disputes and wars.

     For example, we experienced significant delays in shipments due to a dockworkers dispute on the West Coast in fiscal 2003. The delays from this dispute resulted in the cancellation of some customer orders, since we could not obtain products from overseas in a timely manner. Although we managed to minimize the impact of the delays, a longer dispute could have placed us at a serious disadvantage to some of our competitors. Most of our competitors warehouse products that they import from overseas, which allows them to continue delivering their products despite overseas shipping disruptions, at least in the short term. If our competitors are able to deliver products when we cannot, our reputation may be damaged and we may lose customers to our competitors.

If we were required to purchase our imported products in foreign currencies instead of United States dollars, we would be subject to currency rate fluctuations.

     Currently, the products we buy abroad are priced in United States dollars, so we are not directly affected by changes in foreign exchange rates. If we are required to pay for goods in foreign currencies in the future, then we would be affected by fluctuating currency exchange rates. In that event, we will attempt to enter into foreign currency exchange contracts with major financial institutions to hedge the overseas purchase transactions and limit our exposure to those fluctuations. If we were not able to successfully protect ourselves against those currency rate fluctuations, then our profits on the products subject to those fluctuations would also fluctuate and could cause us to be less profitable or incur losses, even if our business is doing well.

We may need to substantially increase our marketing efforts in order to grow our business, which is expensive.

     In order to grow our business, we will need to develop and maintain widespread recognition and acceptance of Decorize, our business model, and our products. We believe that we have presented our product offering to only a small percentage of the large and medium sized retailer market. Currently, we rely primarily on word of mouth from our existing customers and contacts we develop personally through industry events to promote and market Decorize. In order to successfully grow Decorize, we may need to significantly increase our financial commitment to creating awareness and acceptance of Decorize among retailers, which would be expensive. In fiscal year 2003, marketing and advertising expenses were $38,200, which is less than 1% of our operational expenses for that year. If we fail to successfully market and promote our business, we could lose current customers to our competitors, or our growth efforts may be ineffective. If we incur significant expenses promoting and marketing Decorize, it could cause our profitability to decline.

Our businesses are not diversified, which could result in significant fluctuations in our operating results.

     All of our business is involved in the retail and wholesale marketing of furniture and other home products, and accordingly is dependent upon trends in the home furnishings sector. Downturns in the home furnishings sector could have a material adverse effect on our business. A downturn in the home furnishings sector may reduce our stock price, even if our business is successful.

We have not paid dividends in the past, and do not anticipate paying dividends in the future.

      We have not paid or declared cash dividends to the holders of our common stock, and do not intend to do so in the foreseeable future. We intend to use any excess funds from our operations to operate and grow Decorize. We cannot assure you that we will ever pay dividends to the holders of our common stock.

Risks Related To This Offering

Future sales of our common stock in the public market, or the perception that such sales could occur, could cause our stock price to decline, even if our business is doing well.

      The market price of our common stock could drop if a substantial number of shares are issued, particularly if they are sold in the public market or if the market perceives that such sales could occur. An excess number of available shares on the market is likely to depress our stock price. We have issued a number of warrants, options and convertible securities that are currently outstanding, including:

  warrants to purchase up to 4,813,142 shares of our stock, at exercise prices ranging from $1.20 to $4.00, 2,950,000 of which shares are being registered for resale by Decorize on behalf of the selling stockholders;
  convertible securities for the purchase of up to 1,246,211 shares of common stock at an average conversion price of $1.00 per share, 710,497 of which shares are being registered for resale by Decorize on behalf of the selling stockholders; and
  options to purchase 1,436,447 shares of common stock under our employee stock incentive plan.

In addition to the securities listed above, we may issue up to 1,563,553 additional shares under our employee stock incentive plan.

      Pursuant to this prospectus, on behalf of the selling stockholders we are registering and listing for sale on AMEX, 5,863,242 shares of common stock, including 2,950,000 shares that are issuable to the selling stockholders upon exercise of outstanding warrants and 710,497 shares that are issuable to the selling stockholders upon the conversion of outstanding securities. These shares are described in the "Selling Stockholders" section on page 8 of this prospectus. After these shares are registered, they may be sold in the public market, which could cause the market price of our common stock to drop by increasing the number of shares offered for sale to the public. An overabundance of available shares on the market may limit the price growth potential of our common stock even if our business is doing well, because the available supply may exceed the demand for our shares. In addition, these securities may impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

The current public market for our common stock is limited and highly volatile, which generally affects the price of our common stock.

      The shares of common stock offered pursuant to this prospectus will be listed for trading on AMEX. However, we have only been listed on AMEX since March 2002, and trading activity in our common stock should be considered sporadic, illiquid and highly volatile. An active trading market for our common stock may not exist in the future. Even if a market for the common stock offered pursuant to this prospectus continues to exist, investors may not be able to resell their common stock at or above the purchase price for which such investors purchased such shares.

Because of our low stock price, we may become subject to "penny stock" regulations, which place restrictions on the trading of our stock.

      The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exemptions. Decorize is currently exempt from complying with the SEC's penny stock regulations because our common stock is listed for trading on AMEX. However, we could become subject to the penny stock regulations if we are delisted from AMEX or if the SEC expands the coverage of its penny stock regulations so that AMEX listing is no longer an exemption. The penny stock regulations provide that, unless an exemption is available, a penny stock transaction must be preceded by the delivery of a disclosure schedule explaining the penny stock market and its risks. In addition, under these regulations broker/dealers who recommend penny stocks to persons other than established customers and certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to the proposed transaction prior to the sale. If we become subject to penny stock regulations, it would be more difficult for investors to purchase or sell our common stock due to the additional restrictions imposed by those regulations, which could depress our stock price.

We have issued shares of preferred stock that were granted rights that are superior to our common stock and may inhibit a charge in control of our company. We may issue additional classes of preferred stock in the future that would have a similar effect.

      Our certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock, the rights, preferences and privileges of which are to be determined by our board of directors. On February 13, 2004, we completed a private placement of 500,000 shares of Series A Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred"), to SRC Holdings Corporation at a price of $1.00 per share. The Series A Preferred ranks prior, both as to payment of dividends and upon liquidation of Decorize, to our common stock. The liquidation preference of the Series A Preferred is equal to $1.00 per share, plus all accrued and unpaid dividends, which accrue at an annual rate equal to 8% compounded annually. As a result, a portion of our cash flow must be allocated to the payment of preferred stock dividends, and the holders of common stock will not receive any dividends or distributions upon a liquidation of Decorize until all amounts due to the holders of Series A Preferred are paid in full. Although we have no intention at the present to issue any other shares of preferred stock, we may in the future issue and sell preferred stock, which will likely have dividend, distribution and liquidation preferences senior to common stockholders and voting rights which may dilute the common stockholder voting rights.

     We have agreed to certain restrictions on our future actions in connection with our issuance of the Series A Preferred. Specifically, we are required to obtain the affirmative approval of a majority-in-interest of the holders of the Series A Preferred before we can consummate any merger, sell substantially all of our assets, enter into a liquidation proceeding, amend our certificate of incorporation or effect any other transaction for which the approval of our stockholders is required by Delaware law or any applicable federal securities or securities exchange regulations. Subject to certain exceptions, we also agreed not to issue any new shares of preferred stock, common stock or convertible securities without the consent of the holders of the Series A Preferred, nor to issue stock options for more than 250,000 shares of common stock during the next three years without the affirmative vote of the Series A Preferred, unless such options have an exercise price in excess of $1.40, as adjusted for any capital transactions. These restrictions could have the effect of delaying, deferring, or preventing a change in control of our company.

Our forward-looking statements may prove to be inaccurate.

      This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about Decorize's forecasts, expectations, beliefs, performance, plans, strategy, objectives, and intentions. Although we believe that the forecasts, expectations, beliefs, performance, plans, strategy, objectives and intentions reflected in, or suggested by, those forward-looking statements are reasonable, it is possible that one or more, or even all, of them may not be achieved or realized. Factors that could cause actual results to differ materially from the forward-looking statements made in this prospectus are set forth in this "Risk Factors" section and elsewhere in this prospectus. All forward-looking statements attributable to Decorize are qualified in their entirety by those cautionary statements. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The words "intend," "anticipate," "believe," "estimate," "plan" and "expect," and similar expressions as they relate to us, are included to identify these forward-looking statements. Forward-looking statements include those that address activities, developments or events that we expect or anticipate will or may occur in the future. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The actual outcome of the events described in these forward-looking statements could differ materially. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

  the risks associated with growth;
  our inability to purchase and manufacture merchandise at attractive prices;
  changes in consumer demand and preferences that cause people to desire products other than those traditionally offered by Decorize; and
  risks associated with our lack of liquidity.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

     A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and any prospectus supplement. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus and the applicable prospectus supplement.

USE OF PROCEEDS

This prospectus has been distributed solely to permit the selling stockholders to offer and sell shares of our common stock to the public. Decorize is not offering shares for sale, and it will receive no proceeds from the resale of shares by the selling stockholders. However, we have received proceeds from the original issuance of the outstanding shares covered by this prospectus. In addition, we will receive proceeds in the amount of the exercise price of the warrants, for shares of common stock issued in exchange for those securities that are covered by this prospectus. Assuming exercise of all such warrants at the respective initial exercise prices of those warrants, the gross proceeds to us from the exercise of all such warrants would be $4,115,000. We intend to use any proceeds from exercise of such warrants for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

      This offering is being effected solely to allow the selling stockholders to offer and sell the shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock as quoted on AMEX on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

     The table appearing below sets forth the beneficial ownership of our common stock by the selling stockholders as of June 15, 2004, and after giving effect to the sale of the shares of common stock offered hereby. Except as otherwise noted, each of the selling stockholders named below has sole voting and investment power with respect to the shares of common stock beneficially owned by that selling stockholder. The table also sets forth (a) the name of each selling stockholder, (b) the number of shares of common stock beneficially owned by each selling stockholder, (c) the number of shares of common stock that may be sold in this offering by each selling stockholder, and (d) the number and percentage of shares of common stock each selling stockholder will beneficially own after the offering, assuming they sell all of the shares offered. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are issuable upon the exercise of outstanding options, warrants, convertible securities or other purchase rights, to the extent exercisable within sixty days of the date of this prospectus, are treated as outstanding for purposes of computing each selling stockholder's percentage ownership of outstanding shares.

	Number of Shares				Number of Shares	Percentage of Shares
Name of	Beneficially Owned		Number of Shares		Beneficially Owned	Beneficially Owned
Beneficial Owner	before the Offering		Offered for Sale		after the Offering (1)	after the Offering
Robert J. Smith	433,189	(2)	330,000		103,189	*
James K. Parsons	3,328,970	(3)	775,000	(3)	2,533,970	16.3%
Jon T. Baker	2,633,741		415,000		2,218,741	14.5%
J. Michael Sandel	711,943		550,500		161,443	1.2%
John E. Bagalay, Jr.	14,348	(4)	4,348		10,000	*
Evan Kaye	115,000		115,000		—	—
NEST USA, Inc.	2,182,811	(5)	1,020,197	(6)	1,162,614	8.1%
SRC Holdings Corp	1,786,197	(7)	1,786,197	(7)	—	—
Quest Capital Alliance	1,584,286	(8)	600,000	(9)	984,286	7.0%
H. Robert Weiner Trust	200,000		200,000		—	—
Elliott Bruce Weiner	33,500		33,500		—	—
Terrence Samuel Weiner	16,750		16,750		—	—
Elana May Essers	16,750		16,750		—	—

*Less than 1%.

      (1)     Assumes that all of the securities offered hereby are sold.
      (2)     Includes 21,428 shares issuable upon exercise of warrants at an exercise price of $1.68 per share and 21,429 shares issuable upon exercise of warrants at an exercise price of $3.36 per share.
      (3)     Includes 500,000 shares issuable upon exercise of warrants at an exercise price of $1.45 per share and 200,000 shares issuable upon exercise of warrants at an exercise price of $1.20 per share.
      (4)     Includes 10,000 shares issuable upon exercise of options at an exercise price of $1.22 per share.
      (5)     Includes 80,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share, 216,000 shares issuable upon exercise of warrants at an exercise price of $2.80 per share, 300,000 shares issuable upon exercise of warrants at an exercise price of $1.50 per share and 400,000 shares issuable upon exercise of warrants at an exercise price of $1.40 per share. Marwan M. Atalla is the President of this selling stockholder and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by it.

     (6)     Includes 400,000 shares issuable upon exercise of warrants at an exercise price of $1.40 per share and 210,497 shares issuable upon conversion of an amended convertible term note.
     (7)     Includes 1,250,000 shares issuable upon exercise of warrants at an initial exercise price of $1.40 per share, and 500,000 shares issuable upon conversion of outstanding securities at a conversion price of $1.00 per share. John P. Stack is the President of SRC Holdings Corporation and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by it.
     (8)     Includes 100,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share, 357,143 shares issuable upon exercise of warrants at an exercisable price of $2.80 per share and 600,000 shares issuable upon exercise of warrants at an exercise price of $1.40 per share. Steven W. Fox, a director of Decorize, is the general manager of Quest Capital Alliance and controls the right to vote and dispose of the shares of Decorize common stock owned by Quest Capital Alliance.
     (9)     Includes 600,000 shares issuable upon exercise of warrants at an initial exercise price of $1.40 per share.

     The selling stockholders acquired the shares of common stock offered by this prospectus, including those issuable under the warrants, from Decorize in various private placements, which are described below:

  a private placement of 500,000 shares of Series A Convertible Preferred Stock at a price of $1.00 per share,  which are convertible into common stock at $1.00 per share, and warrants to acquire up to 750,000 shares  of common stock at an initial exercise price of $ 1.40 per share, and an additional issuance of warrants to a  related party of the purchaser to acquire up to 600,000 shares of common stock, which was closed on  February 13, 2004;
  warrants to acquire 500,000 shares of common stock at an initial exercise price of $ 1.40 per share were  issued upon the closing of a short- term credit facility provided to the Company by SRC Holdings  Corporation, in satisfaction of its agreement to assist with such a facility under the purchase agreement for  the Series A Convertible Preferred Stock;
  the sale of 267,000 shares of common stock by Mr. Parsons to a group of related purchasers in December  2003, the proceeds of which were invested by Mr. Parsons in a note issued by the Company;
  an exchange of an aggregate $1,410,200 of debt owed to a principal stockholder and three of Decorize's  current and former executive officers into 1,410,200 shares of common stock, in four separate transactions  closing in January 2004; and
  the issuance of common stock by Decorize in compensation for services provided by Messrs. Smith and  Kaye.

      Decorize is registering the shares of the selling stockholders pursuant to certain registration rights granted to them under registration rights agreements entered into in connection with the private placements. The offering of the shares will terminate as of the date on which all shares offered hereby have been sold.

PLAN OF DISTRIBUTION

      The selling stockholders may offer the shares of common stock from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through AMEX or in private transactions at prices relating to prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealer acting in connection with the sale of the shares offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The offering of the shares will terminate upon the earlier to occur of the sale of all the shares and the date on which all of the shares offered hereby that have not been sold are eligible for resale under the Securities Act, without the volume limitations of Rule 144 of the Securities Act.

      Decorize is registering the sale of the common stock held by the selling stockholders in satisfaction of its obligations under registration rights agreements that it entered into with each of the selling stockholders in connection with the private offerings in which such stockholders acquired their shares of common stock and common stock warrants. In those registration rights agreements, Decorize agreed to pay the costs, expenses and fees incurred in connection with the registration of the selling stockholders' shares, which we estimate to be approximately $15,215 (excluding selling commissions and brokerage fees incurred by the selling stockholders). Decorize also agreed to indemnify the selling stockholders, in connection with its registration of the sale of their shares of Decorize common stock, against any losses or damages to which they become subject under applicable state or federal securities laws that arise from an actual or alleged untrue statement of a material fact in this prospectus or the related registration statement or from an actual or alleged omission to state a material fact that causes the statements made in this prospectus or the registration statement to be misleading. However, Decorize is not responsible for indemnifying any selling stockholder against those liabilities to the extent that they arise from an untrue statement or omission that is made in reliance upon and in conformity with written information provided to Decorize from such stockholder for use in the preparation of this prospectus and the related registration statement. The selling stockholders agreed in return to indemnify Decorize against losses or damages arising from such untrue statements or omissions that are made in reliance upon the written information provided by those selling stockholders, but each stockholder's liability is limited to the proceeds received by such stockholder for the registration of the sale of its shares under this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information that was previously incorporated by reference. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares offered in this prospectus.

  Annual Report on Form 10-KSB, as amended, for the fiscal year ended June 30, 2003.
  Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2003.
  Quarterly Report on Form 10-QSB for the fiscal quarter ended December 31, 2003.
  Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2004.
  Current Report on Form 8-K dated February 17, 2004.
  The description of our common stock that is contained in the Decorize Registration Statement on Form 8-A under the Exchange Act (File No. 001- 31260), including any amendments or reports filed for the purpose of updating such descriptions.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon by Hallett & Perrin, P.C., Dallas, Texas.

EXPERTS

      The consolidated financial statements of Decorize, Inc. as of and for the year ended June 30, 2002, and June 30, 2003, incorporated by reference in this Prospectus and Registration Statement on Form S-3 of which this forms a part have been audited by BKD, LLP, independent accountants, as set forth in its report thereon incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

OTHER AVAILABLE INFORMATION

     We are subject to the reporting requirements of the SEC. Accordingly, we are required to file current reports with the SEC including annual reports, quarterly reports, proxy or information statements, and current reports as required by SEC rules. All reports that we file electronically with the SEC are available for viewing free of charge over the Internet via the SEC's EDGAR system at http://www.sec.gov. We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this prospectus. Requests should be directed to Steve Crowder, our Chief Executive Officer.

     We are filing a registration statement with the SEC on Form S-3, and have previously filed a registration statement on Form S-3 (File No. 333-113356), in each case under the Securities Act of 1933 in connection with the securities offered in this prospectus. This prospectus does not contain all of the information that is in those registration statements, and you may inspect without charge, and copy all materials that we file with the SEC, at the public reference room maintained by the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of these materials may also be obtained at prescribed rates by calling the SEC public reference room at 1-800-SEC-0330.

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

It is estimated that the expenses incurred in connection with this offering will be as follows:

Fees and Expenses:	Amount Payable by the Registrant:

SEC Registration Fee	$53
Printing and Engraving	$750
Legal Fees and Expenses	$5,000
Accounting Fees and Expenses	$4,250
Expenses of Selling Stockholders	$1,000

Total	$11,053

All expenses other than the SEC registration fee are estimated. All expenses will be paid by the registrant.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation Law provides generally and in pertinent part that a Delaware corporation may indemnify a director or officer against expenses (including attorneys' fees), judgments, fines and settlement payments actually and reasonably incurred in connection with an action, suit or proceeding (other than an action by or in the right of the corporation) to which he is made a party by virtue of his service to the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

      Article 6.F of the registrant's Certificate of Incorporation eliminates the liability of directors of the registrant for monetary damages for breach of fiduciary duty as a director, except in the case of (i) any breach of the director's duty of loyalty to the registrant, (ii) acts or omissions of the director not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or any unlawful stock purchase or redemption, and (iv) any transaction from which the director received an improper personal benefit. Such provisions further provide that if any amendments to the Delaware General Corporation Law eliminate or further limit the liability of directors, then the liability of the registrant's directors shall be limited to the fullest extent permitted by Delaware law in addition to, and not in replacement of, the limitation on liability provided by Article 6.F. Paragraph 4 of Section 6.F of the Certificate of Incorporation also requires the registrant to maintain Bylaw provisions that require mandatory indemnification of directors to the maximum extent permitted by the Delaware General Corporation Law. Section 48 of the registrant's Bylaws provides, generally, that directors and officers shall be indemnified by the registrant against any liability for acting in such capacity to the fullest extent permitted under Delaware law. The registrant also maintains a directors' and officers' liability insurance policy insuring directors and officers of the registrant for covered losses as defined in the policy.

PII - 1

EXHIBITS

Exhibit Number	Description

4.1	Securities Purchase Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (1)

4.2	Certificate of Designation of the Preferences, Privileges, Powers and Rights of Series A Convertible Preferred Stock of Decorize, Inc. (1)

4.3	Registration Rights Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (1)

4.4	Form of Warrant for the purchase of 750,000 shares of common stock, issued on the name of SRC Holdings Corporation, dated February 13, 2004 (1)

4.5	Form of Warrant for the purchase of 1,000,000 shares of common stock, to be issued in the name of SRC Holdings Corporation, subject to conditions set forth in the Securities Purchase Agreement (1)

4.6	Form of Warrant for the purchase of 600,000 shares of common stock, issued in the name of Quest Capital Alliance, L.L.C., dated February 13, 2004 (1)

4.7	Voting Agreement and related Proxy, dated February 13, 2004, by and between SRC Holdings Corporation and James K. Parsons (1)

4.8	Stock Exchange Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (1)

4.9	Registration Rights Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (1)

4.10	Second Amended and Restated Promissory Note dated January 21, 2004, issued by Decorize, Inc. in the name of NEST USA, Inc. (1)

4.11	Warrant for the purchase of 400,000 shares of common stock issued in the name of NEST USA, Inc., dated January 21, 2004 (1)

4.12	Amended and Restated Warrant for the purchase of 216,000 shares of common stock issued in the name of NEST USA, Inc., dated January 21, 2004 (1)

4.13	Stock Purchase Agreement dated as of January 16, 2004, between Decorize, Inc. and James K. Parsons (1)

4.14	Stock Purchase Agreement dated as of January 16, 2004, among Decorize, Inc., John Michael Sandel and Kitty Sandel (1)

4.15	Stock Purchase Agreement dated as of January 30, 2004, between Decorize, Inc. and Jon T. Baker (1)

4.16	Subordinated Promissory Note dated as of January 30, 2004, made by Decorize, Inc. in favor of Jon T. Baker (1)

4.17	Amended and Restated Promissory Note dated December 10, 2003, issued by Decorize, Inc. in the name of James K. Parsons (2)

4.18	Subordinated Security Agreement dated as of December 10, 2003, between Decorize, Inc. and James K. Parsons (2)

4.19	Stock Purchase Agreement, dated as of December 9, 2003, by and between James K. Parsons, each of the purchasers listed thereon, and Decorize, Inc. (4)

4.20	Consultant Agreement made and entered into as of the 1st day of March 2003, between Decorize, Inc. and Evan Kaye (4)

4.21	Consultant Agreement made and entered into as of the 10th day of September 2003, between Decorize, Inc. and Robert J. Smith (4)

4.22	Letter agreement dated April 29, 2004, by and between Decorize, Inc. and SRC Holdings Corporation (5)

5.1	Opinion of Hallett & Perrin, P.C. (6)

23.1	Consent of BKD, LLP (6)

23.2	Consent of Hallett & Perrin, P.C. (included in Exhibit 5)

(1)     Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on February 17, 2004.

(2)     Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on February 17, 2004.

(3)     Filed previously as an exhibit to the Annual Report on Form 10-KSB filed by Decorize, Inc. on September 28, 2001.

PII - 2

(4)     Filed previously as an exhibit to the Registration Statement on Form S-3 (File No. 333-113356) filed by Decorize, Inc. on March 5, 2004.

(5)     Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on May 14, 2004.

(6)     Filed herewith.

UNDERTAKINGS

     Decorize hereby undertakes that it will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

      (i)     Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii)     Reflect in the prospectus any factors or events which, individually or together, represent fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

     (iii)     Include any additional or changed material information on the plan of distribution.

     For the purpose of determining liability under the Securities Act of 1933, Decorize hereby undertakes to treat each post-effective amendment of this registration statement as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     Decorize hereby undertakes to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Decorize pursuant to the foregoing provisions or otherwise, Decorize has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Decorize of expenses incurred or paid by a director, officer or controlling person of Decorize in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Decorize will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

PII - 3

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Springfield, State of Missouri on June 21, 2004.

DECORIZE, INC.

By:	/s/ Steve Crowder

Steve Crowder, President and Chief Executive Officer

POWER OF ATTORNEY

     Each of the undersigned hereby appoints Steve Crowder as the attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this registration statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

     In accordance with the requirements of the Securities Act of 1933 this registration statement was signed by the following persons in the capacities and on the dates stated:

/s/ Steve Crowder

Steve Crowder	President, Chief Executive Officer and Director
Date: June 21, 2004	(principal executive officer)

/s/ Brent Olson

Brent Olson	Vice President of Finance and Treasurer
Date: June 21, 2004	(principal financial officer and principal accounting officer)

/s/ Kevin Bohren

Kevin Bohren	Director
Date: June 21, 2004

Fabian Garcia	Director
Date: June 21, 2004

/s/ Timothy M. Dorgan

Timothy M. Dorgan	Director
Date: June 21, 2004

/s/ J. Michael Sandel

J. Michael Sandel	Director and Vice President
Date: June 21, 2004

/s/ Steve Fox

Steve Fox	Director
Date: June 21, 2004

/s/ James K. Parsons

James K. Parsons	Director and Executive Vice President
Date: June 21, 2004

PII - 4

/s/ Richard Chalker

Richard Chalker	Director
Date: June 21, 2004

/s/ Ron Jones

Ron Jones	Director
Date: June 21, 2004

PII - 5